CLAYMORE EXCHANGE-TRADED FUND TRUST
                            2455 Corporate West Drive
                                 Lisle, IL 60532



May 16, 2008

Mr. Christian Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

RE: CLAYMORE EXCHANGE-TRADED FUND TRUST --REQUEST FOR WITHDRAWAL OF POST-EFFECTIVE AMENDMENT NO. 9 TO THE TRUST'S REGISTRATION STATEMENT FILED ON FORM N-1A UNDER THE SECURITIES ACT OF 1933
         (FILE NOS. 333-134551 AND 811-21906)

Dear Mr. Sandoe:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Claymore Exchange-Traded Fund Trust (the "Trust") hereby requests withdrawal of Post-Effective Amendment No. 9 to the Trust's Registration Statement filed on Form N-1A (Accession No. 0000891804-07-001063), together with all exhibits filed therewith, filed on April 17, 2007 (the "Amendment").

         The Trust has determined not to proceed with the offering of the funds contained in the Amendment. No securities have been issued or sold in connection with the Amendment.

         If you have any questions, please feel free to contact our counsel, Jeremy Senderowicz, at (212) 878-3412. Thank you.


Sincerely yours,

Claymore Exchange-Traded Fund Trust

By:      /s/ Melissa Nguyen
         ------------------
         Melissa Nguyen
         Secretary